Reed Smith LLP
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May 9, 2014

Via EDGAR

Mr. Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	You On Demand Holdings, Inc.
Registration Statement on Form S-3
Filed February 6, 2014
File No. 333-193786

Dear Mr. Spirgel:

On behalf of our client, You On Demand Holdings, Inc., a Nevada corporation (the “Company”), we hereby provide responses to comments (the “Comments) of the staff of the U.S. Securities and Exchange Commission (the “Staff”) issued in a letter dated March 20, 2014 (the “Staff’s Letter”) regarding the Company’s above-referenced Registration Statement on Form S-3 (the “Registration Statement”), as filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 6, 2014. Following this submission, we will file on the EDGAR system a complete copy of Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) reflecting the responses of the Company below.

In order to facilitate your review, we have responded, on behalf of the Company, to the Comment set forth in the Staff’s Letter, on a point by point basis. The Comment is set forth below in bold font and our response follows the Comment. In our response, page number references are to the Registration Statement. Terms used but not defined herein have the respective meanings assigned thereto in the Registration Statement.

General

1.

We have considered your response to Comment 1 from our prior letter, and we are unable to agree. We note that the shares being registered in the offering represent a significant amount of the company’s outstanding shares held by non-affiliates. We also note the participation of the Chairman and an affiliate of your Executive Chairman in the offering. As a result, we believe that the shares being offered constitute an indirect primary offering by the company through the selling shareholders. Therefore, please identify the selling stockholders as underwriters in your registration statement and fix the offering price of the shares begin sold for the duration of the offering.

Response to Comment No. 1

The Company acknowledges the Staff’s comment and pursuant to such comment has agreed to remove from the Registration Statement all shares being registered on behalf of the affiliates of the Company included in the original Registration Statement, as follows: 5,923,807 shares for registration on behalf of C Media Limited and 2,829,098 shares for registration on behalf of Shane McMahon. As indicated by the notes to the selling stockholder table contained in the Registration Statement, C Media Limited and Shane McMahon are the only affiliates of the Company on whose behalf registration of shares for resale was sought under the original Registration Statement. Removing these shares from the Registration Statement reduces the number of shares being registered from 16,181,479 to 7,428,574 shares.

With the foregoing affiliates agreeing not to register their shares for resale at this time, the remaining holders of Series E Preferred Shares should not be treated as underwriters in the Registration Statement, nor should such remaining holders of Series E Shares be required to fix the price at which Common Shares issuable upon conversion of such Series E Shares are resold, to the extent applicable, in the future.

In summary, the amendment to the Form S-3 will reflect the substantial change in the number of shares being registered pursuant to the Registration Statement, the fact that only non-affiliates will be registering shares of Common Stock issuable upon conversion of shares Series E Preferred Stock, and also will contain appropriate modifications under the headings “The Offering” and “Selling Stockholders.” The amendment will make the changes previously recommended by the Staff in response to Comment 2 under the heading “Business,” Comment 3 under the heading “Selling Stockholders,” Comment 4 regarding the Selling Stockholder table and Comment 5, with appropriate further modifications necessitated by the proposed changes in the shares being included in the amended Registration Statement.

As previously indicated in our letter dated March 14, 2014, and discussed with the Staff on April 3, 2014, the Company believes that, in addition to the proposed changes in the number of shares being registered and the composition and status of the selling stockholders, the following additional factors weigh in favor of the conclusion that an offering by the selling stockholders should be regarded as a secondary offering:

  The selling stockholders made their investment in arms-length transactions at fair market value; and

  The Company filed the Registration Statement to comply with negotiated registration rights possessed by the selling stockholders and will receive no financial benefit from any future sale of the shares.

  The selling stockholders acquired the shares in a negotiated private placement transaction involving certain representations provided by the selling stockholders as to their investment intent;

  The selling stockholders have borne the risk of investment by holding the shares as required by the agreed terms of the investment and continue to bear the full economic and market risk of its investment in the Company for the period prior to the date that the amended Registration Statement is ultimately declared effective and the shares sold thereunder (or under any applicable exemption from registration), which may be for a considerable period of time.

We respectfully submit that as a result of the substantial proposed changes in the number of shares being registered and the composition and non-affiliate status of the selling stockholders, the offering should be considered a secondary offering under Rule 415(a)(1)(i) of the Securities Act and Staff interpretation 612.09 of its Securities Act Compliance and Disclosure Interpretations and the factors identified therein.

Please advise whether the proposed substantive changes adequately respond to the Staff’s Comment 1. If so, an amended registration statement will be promptly filed via EDGAR. The requested acknowledgements on behalf of the Company will be included in any formal response filed with the SEC.

The company has authorized me to acknowledge on its behalf that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 549-0379.

Sincerely,

/s/ William N. Haddad
William N. Haddad